September 16, 2019

Douglas Saltzman
Chief Executive Officer
XpresSpa Group, Inc.
780 Third Avenue, 12th Floor
New York, New York 10017

       Re: XpresSpa Group, Inc.
           Registration Statement on Form S-3
           File no. 333-233419
           Filed on August 23, 2019

Dear Mr. Saltzman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3, file no. 333-233419

Selling Securityholders, page 24

1. Please ensure that your selling shareholder table accurately reflects the shares you are registering for resale. For example, we note that Alpha Capital Anstalt beneficially owns
       202,800 common shares prior to the offering, intends to sell 8,112 common shares pursuant to the prospectus, yet will beneficially own no shares upon completion of the offering. Likewise, Brio Capital Master Fund holds 142,808 shares prior to the offering, will sell a maximum of 45,000 shares pursuant to the prospectus, and will beneficially own 142,800 shares upon completion. Please revise or advise. Also clarify how you arrived at the number and percentage of shares beneficially held by each selling shareholder after the offering.
 Douglas Saltzman
XpresSpa Group, Inc.
September 16, 2019
Page 2
General

2. We note that you are registering the sale of approximately 35 million shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and some of the selling security holders, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering and, if applicable, why you would be eligible to register the transaction as an indirect primary offering on Form S-3. In your analysis, tell us why you are registering
      200% of the shares issuable upon conversion and exercise of each of the securities referenced. Refer to Securities Act Rules Compliance and Disclosure Interpretation
      612.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special
Counsel, at 202-551-3350, with any questions.



                                                            Sincerely,
FirstName LastNameDouglas Saltzman
                                                            Division of
Corporation Finance
Comapany NameXpresSpa Group, Inc.
                                                            Office of
Telecommunications
September 16, 2019 Page 2
cc:       Kenneth Koch
FirstName LastName